K&L GATES

June 1, 2012 VIA EDGAR	George J. Zornada D 617.261.3231 F 617.261.3175 george.zornada@klgates.com

Mary Kay Frech Branch Chief Laura J. Riegel Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	Salient MF Trust, et al. File No. 812-13978

Dear Ms. Frech and Ms. Riegel:

As we have discussed, please consider this a request to withdraw the above-referenced exemptive application, file no. 812-13978.  The above application was filed under Section 12(d)(1)(J) of the Investment Company Act of 1940 seeking exemption for certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants intend to file a similar application in the future, once a new series of the Salient MF Trust has been formed that would rely on the requested fund of funds relief.

Thank you for your attention to these matters.  If you have any questions regarding these comments, please feel free to call either Michael Rohr, at (617) 951-9286, or me at (617) 261-3231.

Sincerely,
/s/ George J. Zornada

George J. Zornada